Exhibit 12.1

Aspect Software Group Holdings Ltd.

Ratio of Earnings to Fixed Charges

(In thousands)

	2007	2008	2009	2010	2011
(Loss) income before income taxes	$(5,689)	$21,781	$39,144	$36,683	$43,424
Add: Fixed charges net of capitalized interest	111,606	89,297	64,499	70,113	69,964

Income before income taxes and fixed charges (net of capitalized interest)	105,917	111,078	103,643	106,796	113,388

Fixed charges:
Interest	103,441	81,493	57,133	56,562	63,741
Amortization of debt issuance costs	5,243	5,249	5,224	11,325	4,141
Estimated interest component of rental expense	2,922	2,555	2,142	2,226	2,082

Total	111,606	89,297	64,499	70,113	69,964

Ratio of earnings before taxes and fixed charges, to fixed charges	(1)	1.24	1.61	1.52	1.62

(1)	As a result of losses incurred in 2007, the Company was unable to fully cover fixed charges. The amount of such deficiency was $5.7 million.